BÖHLER UDDEHOLM

02034606

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Via Airmail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH. D.C. 154 SECTION

PROCESSED JUN 19 2002 THOMSON FINANCIAL

SUPPL

Your reference of
Our reference GI/RF/We
Extension, Fax 713
Vienna, 21 May 2002
Subject Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG** (the Company) File No. 82-[4089]

Ladies and Gentlemen,

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of a **Release** to the press and investors and our Report on the First Quarter 2002.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, # 43-1-79 86 901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor & Public Relations

Randolf Fochler   Susanne Wenger

dlw 6/18

Enclosures
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm reports results for the First Quarter 2002:

- **Weak business environment in core markets**
- **Decline in sales and earnings**

Vienna, 21 May, 2002 – As previously indicated by management forecasts, the weak business environment had a negative impact on all four Böhler-Uddeholm divisions during the first three months of 2002. In contrast to the strong first quarter of the prior year, the Group registered lower demand for special steel and special steel products in core markets. Volume sales declined and pressure on prices intensified, although the Company was able to hold prices at a stable level in many segments.

Total sales recorded by the Böhler-Uddeholm Group for the reporting period decreased from 399.8 m€ by 7% to 371.2 m€. Order intake for the first three months of the 2002 Business Year totaled 270.4 m€. This figure represents a drop of 19% compared to the first quarter of 2001 (335.5 m€), but a 34% increase over the fourth quarter of 2001 (201.8 m€).

Earnings before interest and tax (EBIT) declined from 36.8 m€ by 28% to 26.5 m€, for an EBIT margin of 7.2% following 9.2% for the comparable period of 2001. Earnings before tax dropped from 30.2 m€ by 34% to 19.9 m€. The tax rate for Böhler-Uddeholm in the first quarter of 2002 was 33.5%, versus 32% in the prior year. This led to net income of 12.7 m€ for the period, or 36% less than in the first quarter of 2001 (19.8 m€).

Overview of Core Business Areas

The *Special Steel Long Products Division,* the largest segment of the Böhler-Uddeholm Group, was hit by unfavorable business conditions in several markets. Weakness prevailed in the US manufacturing and aircraft industries, but the economy seems to have reached the turning point and demand has stabilized at a low level. Furthermore, the energy sector in the USA can no longer be classified as a strong growth market – in part as a consequence of the Enron collapse.

In Asia, there are no obvious signs of recovery on markets dominated by the electronics industry. First indications of a turnaround in the manufacturing industry can be seen in many Asian countries, however. In Europe, weakness was evident in England, France, Spain, Italy and Switzerland. Also in Germany, the Group's largest single market, demand remained subdued. As a result volumes in the Long Products Division declined. Prices for high quality special steels remained stable, but the pressure on prices for standard products increased. Personnel adjustments made in 2001 led to good utilization of capacity in the Special Steel Long Products Division and no major changes in the workforce are planned for the second quarter.

The *Strip Steel Division* also recorded a significant weakening in business during the first three months. In Europe, the most important market for this division, the demand for bimetallic strips and strip steel for the saw industry fell sharply. Volume sales of strip products for creasing rules and rule die steel remained at the prior year level, however. In the USA, sales of strip products declined as a consequence of general economic weakness. Moreover, the export of some Böhler-Uddeholm strip steel products to the USA is subject to penalty tariffs ("Section 201"). In Asia, demand has stabilized at a slightly lower level than in the previous year.

In total, the Strip Steel Division noted a decline in volume sales and greater pressure on prices – which was intensified primarily by rising raw material costs – but suffered no reduction of its outstanding market share in the various niches served by this core business.

The *Welding Consumables Division* was able to increase market shares in Europe and Asia, but overall business slowed in comparison to the prior year. Sales remained stable but earnings for the first quarter of 2002 fell below the comparable prior year period. Earnings are currently affected by a further reengineering program, but the benefits provided by these measures will offset all additional costs. Order intake for the first quarter of 2002 was slightly below the comparable prior year period.

During the first quarter of 2002, the *Forging Technology Division* was able to increase both sales and earnings over the comparable period of the previous year. This satisfactory development was supported primarily by series production of new forged components for the aircraft industry. In total, this division reported modest growth in volumes and stable prices. Order intake declined from the 2001 level, however, because the business environment in the aircraft industry and energy sector is still troubled by instability.

Outlook

For the second and third quarters of 2002, management of Böhler-Uddeholm does not forecast any major change in the development of business compared to the first three months of the year. From the present standpoint, the special steel sector is not expected to recover before the fourth quarter of 2002. Böhler-Uddeholm has already implemented measures to safeguard the Group's market shares and profitability in spite of a weak economy.

The relatively good position of the Group in this highly difficult operating environment shows that investments made in prior years to increase market penetration and to support the production of high-quality steels and materials were correct and have helped to stabilize earnings. For 2002, management expects EBIT to reach the 1998 level. A noticeable upturn in the special steel industry is then expected to follow in the 2003 Business Year.

Dividend for 2001
In response to a recommendation by the Management Board, the Annual General Meeting on 13 May 2002 approved an increase in the dividend from 2.50 € to 2.70 € per share. This represents the highest dividend payment since the IPO of Böhler-Uddeholm. The 2.70 € dividend per share is comprised of a basis dividend of 2 € and a bonus of 0.70 €, and equals a payout ratio of 43%.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: #43-1-798 69 01/707;

Full Report for Q1 / 2002 on www.bohler-uddeholm.com

Key Figures in Overview

in m€	1 – 3/2002	1 – 3/2001	Change
Sales	371.2	399.8	-7%
EBITDA	44.7	53.8	-17%
EBIT	26.5	36.8	-28%
Pre-tax profit	19.9	30.2	-34%
Net profit	12.7	19.8	-36%
Order intake	270.4	335.5	-19%
Order backlog	297.8	355.1	-16%

82-[4089]

REPORT on the First Quarter of 2002

Shareholder Information


Weak business environment in core markets
Lower demand in all divisions
Decline in sales and earnings
Annual General Meeting approves higher dividend

January – March	2002 in m€	2001 in m€	Change in %
Sales	371.2	399.8	–7
EBITDA	44.7	53.8	–17
EBIT	26.5	36.8	–28
Pre-tax profit (EBT)	19.9	30.2	–34
Net profit after minority interest	12.7	19.8	–36
Cash flow before capital changes	34.2	36.7	–7
Capital expenditure	17.0	15.9	+7
Order intake[1]	270.4	335.5	–19
Order backlog[1]	297.8	355.1	–16
Employees	9,300	9,213	+1

1 at the production companies

BÖHLER UDDEHOLM
materializing *visions*

The First Quarter of 2002

As previously indicated by management forecasts, the weak business environment had a negative impact on all four BÖHLER-UDDEHOLM divisions during the first three months of 2002. In contrast to the strong first quarter of the prior year, the Group registered lower demand for special steel and special steel products in core markets. Volume sales declined and pressure on prices intensified, although the Company was able to hold prices at a stable level in many segments.

Total sales recorded by the BÖHLER-UDDEHOLM Group for the reporting period decreased from 399.8 m€ by 7% to 371.2 m€. Order intake for the first three months of the 2002 Business Year totaled 270.4 m€. This figure represents a drop of 19% compared to the first quarter of 2001 (335.5 m€), but a 34% increase over the fourth quarter of 2001 (201.8 m€).

Earnings before interest and tax (EBIT) declined from 36.8 m€ by 28% to 26.5 m€, for an EBIT margin of 7.2% following 9.2% for the comparable period of 2001. Earnings before tax dropped from 30.2 m€ by 34% to 19.9 m€. The tax rate for BÖHLER-UDDEHOLM in the first quarter of 2002 was 33.5%, versus 32% in the prior year. This led to net income of 12.7 m€ for the period, or 36% less than in the first quarter of 2001 (19.8 m€).

OVERVIEW OF CORE BUSINESS AREAS.

The Special Steel Long Products Division, the largest segment of the BÖHLER-UDDEHOLM Group, was hit by unfavorable business conditions in several markets. Weakness prevailed in the US manufacturing and aircraft industries, but the economy seems to have reached the turning point and demand has stabilized at a low level. Furthermore, the energy sector in the USA can no longer be classified as a strong growth market – in part as a consequence of the Enron collapse.

In Asia, there are no obvious signs of recovery on markets dominated by the electronics industry. First indications of a turnaround in the manufacturing industry can be seen in many Asian countries, however. In Europe, weakness was evident in England, France, Spain, Italy and Switzerland. Also in Germany, the Group's largest single market, demand remained subdued. As a result volumes in the Long Products Division declined. Prices for high quality special steels remained stable, but the pressure on prices for standard products increased. Personnel adjustments made in 2001 led to good utilization of capacity in the Special Steel Long Products Division and no major changes in the workforce are planned for the second quarter.

The Strip Steel Division also recorded a significant weakening in business during the first three months. In Europe, the most important market for this division, the demand for bimetallic strips and strip steel for the saw industry fell sharply. Volume sales of strip products for creasing rules and rule die steel remained at the prior year level, however. In the USA, sales of strip products declined as a consequence of general economic weakness. Moreover, the export of some BÖHLER-UDDEHOLM strip steel products to the USA is subject to penalty tariffs ("Section 201"). In Asia, demand has stabilized at a slightly lower level than in the previous year.

In total, the Strip Steel Division noted a decline in volume sales and greater pressure on prices – which was intensified primarily by rising raw material costs – but suffered no reduction of its outstanding market share in the various niches served by this core business.

BÖHLER-UDDEHOLM Group

BALANCE SHEET		31/3/2002 in k€	31/12/2001 in k€
ASSETS			
A.	**Non-current assets**		
I	Tangible assets	510,787.9	506,981.7
II	Goodwill	30,961.6	32,161.8
III	Other intangible assets	7,266.6	7,823.2
IV	Investments in associates	364.7	364.7
V	Other financial assets	37,064.9	37,793.7
VI	Future tax benefits	49,907.1	55,045.4
		636,352.8	**640,170.5**
B.	**Current assets**		
I	Inventories	535,361.3	528,632.0
II	Accounts receivable from trade	339,471.6	313,009.4
III	Accounts receivable from affiliated enterprises	3,650.4	4,080.8
IV	Other receivables	39,851.9	37,638.2
V	Securities available for sale	525.3	482.9
VI	Cash and cash equivalents	59,192.1	62,537.9
VII	Prepaid expenses	14,040.2	13,874.9
		992,092.8	**960,256.1**
	Total assets	1,628,445.6	**1,600,426.6**

LIABILITIES AND SHAREHOLDERS' EQUITY			
A.	**Shareholders' equity**		
I	Share capital	79,970.0	79,970.0
II	Capital reserves	264,596.6	264,596.6
III	Treasury shares	(7,516.9)	(6,990.5)
IV	Revenue reserves	292,506.2	273,638.0
V	Retained earnings	24,089.9	29,700.4
		653,645.8	**640,914.5**
B.	**Minority interest**	8,042.5	**6,839.9**
C.	**Non-current liabilities**		
I	Interest bearing debt	112,756.2	114,965.4
II	Deferred tax	40,800.9	44,522.6
III	Severance and pension provisions	179,550.5	177,748.2
IV	Other long-term provisions	17,724.7	17,987.0
V	Other long-term liabilities	683.1	686.1
		351,515.4	**355,909.3**
D.	**Current liabilities**		
I	Accounts payable from trade	108,976.3	129,922.4
II	Payments on account	641.4	1,864.8
III	Short-term borrowing	15,860.5	10,223.7
IV	Current portion of interest-bearing debt	319,816.9	298,484.2
V	Short-term provisions	78,662.1	76,201.1
VI	Other short-term liabilities	85,952.8	74,688.6
VII	Prepaid income	5,331.9	5,378.1
		615,241.9	**596,762.9**
	Total liabilities and shareholders' equity	1,628,445.6	**1,600,426.6**

BÖHLER-UDDEHOLM Group

INCOME STATEMENT	1-3/2002 in m€	**1-3/2001 in m€**
Net sales	371.2	**399.8**
Cost of sales	(249.9)	(267.5)
Gross result	121.3	**132.3**
Other income	7.2	6.7
Selling expense	(66.0)	(69.0)
Administrative expense	(25.4)	(25.8)
Amortization of goodwill	(1.8)	(1.0)
Other expense	(8.8)	(6.4)
Earnings before interest and tax (EBIT)	26.5	**36.8**
Income/expense from securities	0.0	0.3
Interest expense (net)	(6.9)	(6.9)
Other financial result	0.3	0.0
Financial result	(6.6)	**(6.6)**
Earnings before tax and extraordinary charges (EBT)	19.9	**30.2**
Income taxes	(6.7)	(9.6)
Net income before minority interest	13.2	**20.6**
Minority interest	(0.5)	(0.8)
Net income	12.7	**19.8**

Basic earnings per share (in €)	1.2	1.8
Diluted earnings per share (in €)	1.2	n.a.
Average number of shares outstanding – basic	11,000,000	11,000,000
Average number of shares outstanding – diluted	10,942,720	n.a.

CHANGES IN EQUITY	2002 in m€	**2001 in m€**
Equity as of 1/1	640.9	**598.8**
Net income after minority interest	12.7	19.8
Translation reserve	(0.9)	2.8
Change in treasury shares	(0.5)	0.0
Other	1.4	(0.1)
Equity as of 31/3	653.6	**621.3**

CASH FLOW STATEMENT	2002 in m€	**2001 in m€**
Cash and cash equivalents as of 1/1	63.0	**58.8**
Cash flow before capital changes	34.2	36.7
± Change in working capital	(43.4)	(36.2)
Cash flow from operations	(9.2)	0.5
Cash flow from investing activities	(19.5)	(14.3)
Cash flow from financing activities	25.4	1.5
Change in cash and cash equivalents	(3.3)	**(12.3)**
Cash and cash equivalents as of 31/3	59.7	**46.5**

The Welding Consumables Division was able to increase market shares in Europe and Asia, but overall business slowed in comparison to the prior year. Sales remained stable but earnings for the first quarter of 2002 fell below the comparable prior year period. Earnings are currently affected by a further reengineering program, but the benefits provided by these measures will offset all additional costs. Order intake for the first quarter of 2002 was slightly below the comparable prior year period.

During the first quarter of 2002, the Forging Technology Division was able to increase both sales and earnings over the comparable period of the previous year. This satisfactory development was supported primarily by series production of new forged components for the aircraft industry. In total, this division reported modest growth in volumes and stable prices. Order intake declined from the 2001 level, however, because the business environment in the aircraft industry and energy sector is still troubled by instability.

OUTLOOK.

For the second and third quarters of 2002, management of BÖHLER-UDDEHOLM does not forecast any major change in the development of business compared to the first three months of the year. From the present standpoint, the special steel sector is not expected to recover before the fourth quarter of 2002. BÖHLER-UDDEHOLM has already implemented measures to safeguard the Group's market shares and profitability in spite of a weak economy. The relatively good position of the Group in this highly difficult operating environment shows that investments made in prior years to increase market penetration and to support the production of high-quality steels and materials were correct and have helped to stabilize earnings. For 2002, management expects EBIT to reach the 1998 level. A noticeable upturn in the special steel industry is then expected to follow in the 2003 Business Year.

DIVIDEND FOR 2001.

In response to a recommendation by the Management Board, the Annual General Meeting on 13 May 2002 approved an increase in the dividend from 2.50 € to 2.70 € per share. This represents the highest dividend payment since the IPO of BÖHLER-UDDEHOLM. The 2.70 € dividend per share is comprised of a basis dividend of 2 € and bonus of 0.70 €, and equals a payout ratio of 43%.

For further information contact: BÖHLER-UDDEHOLM AG,
Investor Relations & Corporate Communications,
Randolf Fochler

Telephone:	+43-1/798 69 01 707
Fax:	+43-1/798 69 01 713
E-Mail:	randolf.fochler@bohler-uddeholm.com
Website:	www.bohler-uddeholm.com
Reuters:	BHLR.VI
Bloomberg:	BOEH AV
Dow Jones:	R.BUD
Bridge:	AT;BUD
Datastream:	O:BOHL
ADR symbol:	BDHHY
ÖTOB symbol:	BUD

BÖHLER-UDDEHOLM Group

SEGMENT OVERVIEW (in m€)

Long Products	1-3/02	1-3/01	Change
Sales	269.3	294.0	-8%
EBIT	19.3	27.9	-31%
Order intake	159.8	192.6	-17%
Order backlog	136.6	178.9	-24%

Strip Steel	1-3/02	1-3/01	Change
Sales	42.2	52.6	-20%
EBIT	6.3	8.0	-21%
Order intake	45.5	54.6	-17%
Order backlog	37.4	51.0	-27%

Welding Consumables			
Sales	31.4	31.4	0%
EBIT	1.2	2.1	-43%
Order intake	35.4	39.1	-9%
Order backlog	12.5	13.7	-9%

Forging Technology			
Sales	25.7	21.7	+18%
EBIT	3.6	3.1	+16%
Order intake	29.7	49.2	-40%
Order backlog	111.2	111.5	0%

Other/Consolidation			
Sales	2.6	0.1	n.a.
EBIT	(3.9)	(4.3)	+9%

Group			
Sales	371.2	399.8	-7%
EBIT	26.5	36.8	-28%
Order intake	270.4	335.5	-19%
Order backlog	297.8	355.1	-16%

STOCK MARKET INDICATORS

in €	1-3/02	1-3/01
Low	43.95	34.13
High	49.90	42.00
Price at 31/3	49.90	41.92
Market cap at 31/3 in m€	548.90	461.12

FINANCIAL CALENDAR 2002

Dividend payment	23 May 2002
Results 1-6/2002	2 Sep 2002
Results 1-9/2002	12 Nov 2002

SHARE PRICE PERFORMANCE


10/4/1995
31/3/2002
€ 80
70
60
50
40
1996
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1998
1999
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2001
2002
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed